                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*

                              UNITED CAPITAL CORP.
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                       (Name of Subject Company (Issuer))

                              UNITED CAPITAL CORP.
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                       (Names of Filing Persons (Offeror))

                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                   909912 1 07
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                      (CUSIP Number of Class of Securities)

                                 A.F. Petrocelli
                              United Capital Corp.
                                  9 Park Place
                           Great Neck, New York 11021
                                 (516) 466-6464
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:
                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky, LLP
                               65 East 55th Street
                                  Second Floor
                               New York, NY 10022
                            Telephone: (212) 451-2300
                            Facsimile: (212) 451-2222

                            CALCULATION OF FILING FEE
---------------------------------------- ---------------------------------------
        Transaction Valuation*                    Amount of Filing Fee
              $24,500,000                              $2,883.65
---------------------------------------- ---------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,000,000 shares of common stock, par value $0.10 per share, at the maximum tender offer price of $24.50 per share and a minimum tender offer price of $23.50 per share in cash.

|X|  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $2,833.65        Filing Party: United Capital Corp.
                        ---------------                -------------------------

Form or Registration No.: 005-05625      Date Filed: December 5, 2005
                          -------------              ---------------------------

|X|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|   third-party tender offer subject to Rule 14d-1.

     |X|  issuer tender offer subject to Rule 13e-4.

     |_|  going-private transaction subject to Rule 13e-3.

     |_|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
results of the tender offer: |_|

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the tender offer by United Capital Corp. (the "Company" or "United Capital"),
a Delaware corporation, to purchase up to 1,000,000 shares of its common stock, par value $0.10 per share (the "Common Stock"), or such lesser number of shares as are properly tendered at or below the purchase price. The Company is offering to purchase these shares at a price not greater than $24.50 per share nor less than $23.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. United Capital's offer is made on the terms and subject to the conditions set forth in the offer dated December 5,
2005 (the "Offer to Purchase"), and in the related letter of transmittal (the
"Letter of Transmittal"), which as amended or supplemented from time to time, together constitute the Offer to Purchase.

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

     The information contained in the Offer to Purchase is incorporated in this
Amendment No.2 to the Tender Offer Statement on Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. TERMS OF THE TRANSACTION

         Section 5 of the Offer to Purchase is amended and restated as follows:

     "Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or  purchase or pay for any Shares  tendered  and may terminate or amend the Offer or may postpone the  acceptance for payment of, or the payment for, Shares tendered, if at any time on or after the commencement date but on or before the  Expiration  Date,  any of the following  events shall have occurred  which makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

     (a)  There shall have occurred (i) the commencement or material  escalation of a  war,  armed  hostilities  or  other  international  or  national calamity  involving the United States,  (ii) any general suspension of trading in, or  limitation  on prices for,  securities on any national securities  exchange  or in the  over-the-counter  market,  (iii)  the declaration  of a banking  moratorium or any suspension of payments in respect  of banks in the  United  States,  (iv) a decline  in the last sales  price  of the  Shares  of more  than  15% as  reported  on AMEX measured  from the close of  business  on  December  5, 2005,  (v) any change  in  the  general  political,  market,  economic  or  financial conditions in the United States or abroad that has a material  adverse significance  with respect to the  Company's  business,  operations or prospects or the trading in the Shares, or (vi) any decline in the Dow
          Jones Industrial  Average of more than 15%, measured from the close of business on December 5, 2005; or

     (b)  There shall have been instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or regulatory or administrative agency, domestic or foreign, (i)
          challenging or seeking to make illegal, or delay or otherwise prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Company, or (ii) that has a material adverse effect on the business, financial condition, income, operations or prospects of the Company or its subsidiaries taken as a whole; or

     (c)  There shall have been any action pending or taken or approval withheld or any statute, rule, regulation, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, governmental authority or regulatory or administrative agency, domestic or foreign, that will, result in any of the consequences referred to in clauses (i) or (ii) of paragraph
          (b) above; or

     (d)  A tender or exchange offer for some or all of the Shares (other than the Offer) or a proposal with respect to a merger, consolidation or other business combination with or involving the Company or any subsidiary shall have been made by another person; or

     (e)  Any entity, person or "group" (as that term is used in Section
          13(d)(3) of the Exchange Act) shall have acquired beneficial ownership of more than 5% of the outstanding Shares, or any new group shall have been formed which beneficially owns more than 5% of the outstanding
          Shares;

     (f)  Any change or changes shall have occurred in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that have a material adverse significance with respect to the Company or its subsidiaries; or

     (g)  The purchase of Shares pursuant to the Offer would result in there being less than 300 shareholders of record of the Shares or would result in the Shares being delisted from AMEX.

      The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion regardless of the circumstances giving rise to any such conditions, or may be waived by the
Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time prior to the Expiration Date.

     Any determination by the Company concerning the events described in this
Section shall be final and binding on all parties."

     Section 13 of the Offer to Purchase is amended and restated as follows:

     "The discussion below provides material Federal income tax consequences of a sale of Shares pursuant to the Offer by a United States person (a United
States citizen or resident alien, a domestic corporation, a domestic partnership or a domestic trust or estate). Certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or insurance companies, financial institutions or broker dealers, foreign stockholders and stockholders who have acquired their Shares upon the exercise of options or otherwise as compensation) will be subject to special rules not discussed below.

     This discussion does not reflect any tax laws of any jurisdiction other than the Federal income tax laws of the United States. IT IS RECOMMENDED THAT
EACH STOCKHOLDER CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX
CONSEQUENCES TO HIM OF A SALE OF SHARES PURSUANT TO THE OFFER, INCLUDING THE
APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, ANY
RECENT CHANGES IN APPLICABLE TAX LAWS AND ANY PROPOSED LEGISLATION.

     The sale of Shares pursuant to the Offer will be a taxable transaction for
Federal income tax purposes and a taxable transaction under applicable state, local, foreign or other tax laws. The Federal income tax consequences to a stockholder will vary depending upon the stockholder's particular facts and circumstances.

     Under Section 302 of the Internal Revenue Code of 1986, as amended (the
"Code"), a sale of Shares pursuant to the Offer will be treated as a "sale or exchange" if the sale of Shares (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of all of the stock of the Company owned by the stockholder or (c) is "not essentially equivalent to a dividend" with respect to the stockholder.

     The sale of Shares will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholders satisfies the following three requirements:

      (i)   after the sale, the stockholder owns less than 50% of the total combined voting power of all classes of outstanding stock entitled to vote;

      (ii)  the stockholder's percentage of the total outstanding voting stock immediately after the purchase is less than 80% of the stockholder's percentage of the total outstanding voting stock immediately before the purchase; and

      (iii) the stockholder's percentage of outstanding common stock (whether voting or non-voting) immediately after the purchase is less than
            80% of the stockholder's percentage of outstanding common stock
            (whether voting or non-voting) immediately before the purchase.

     The sale of Shares will be deemed to result in a "complete redemption" if either (a) all the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer or (b) all the Shares actually owned by the stockholder are sold pursuant to the Offer and the stockholder is eligible to waive (and effectively waives) constructive ownership of any other Shares under procedures described in Section 302 of the Code.

     Whether the sale will be considered as "not essentially equivalent to a dividend" depends on the particular stockholder's facts and circumstances, including whether the sale results in a "meaningful reduction" of the
Stockholder's proportionate interest in the Company. It is recommended that any stockholder intending to rely upon the "not essentially equivalent to a dividend" test consult such stockholder's own tax advisor as to its application in the stockholder's particular situation.

     In determining whether any of the above tests are satisfied, a stockholder must take into account not only Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder within the meaning of Section 318 of the Code.

     Under Section 318, a stockholder is deemed to own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities. A stockholder is also deemed to own Shares which the stockholder has the right to acquire by exercise of an option or conversion or exchange of a security. An individual stockholder is considered to own Shares owned directly or indirectly by or for his spouse and his children, grandchildren and parents.

     In addition, a stockholder is considered to own a proportionate number of
Shares owned by trusts or estates in which the stockholder has a beneficial interest, by partnerships in which the stockholder is a partner and by corporations in which the stockholder owns directly or indirectly 50% or more in value of the stock. Similarly, shares directly or indirectly owned by beneficiaries of estates or trusts, by partners of partnerships and, under certain circumstances, by stockholders of corporations are considered owned by these entities.

     If any of the above tests under Section 302 of the Code is  satisfied,  the stockholder  will recognize a gain (or loss) in the amount by which the purchase price  received  by the  stockholder  pursuant to the Offer is greater (or less)
than the stockholder's tax basis in the Shares sold. The recognized gain or loss will be capital gain or loss if the Shares are held as a capital asset, and will be  long-term  capital gain or loss if the Shares have been held for longer than one (1) year.

     If none of the above tests under Section 302 of the Code are satisfied, the stockholder will be treated as having received a dividend in the amount of the cash received for the Shares sold pursuant to the Offer. In the case of a dividend, the stockholder's tax basis in the Shares sold will not reduce the amount of the dividend. The stockholder will be taxed on the full amount of cash received for the Shares sold pursuant to the Offer.

      Proration of the Offer, pursuant to which fewer than all of the Shares tendered may be purchased by the Company, will adversely affect a stockholder's ability to satisfy the above tests under Section 302 of the Code. An increase in the number of Shares purchased by the Company will also adversely affect a stockholder's ability to satisfy these tests. As described above, the Company may increase the total number of Shares accepted by up to 2% of the outstanding
Shares without prior notice and without extending the tender period. See Section
1 for information regarding proration and conditional tenders and Section 3 for information concerning withdrawals. It is recommended that stockholders consult their tax advisors with respect to the effects of proration or an increase in the number of Shares purchased by the Company and with respect to the advisability of making a conditional tender or a withdrawal of Shares.

     A stockholder will be considered as having received a payment for Shares tendered pursuant to the Offer at the time a payment is received by the
Depositary as agent for the stockholder.

     Any income which is treated as a dividend received by a domestic corporation pursuant to the rules described above will be eligible for certain percentage dividends-received deductions under Section 243 of the Code, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under Section 246A of the Code and the 46-day holding period requirement of Section 246 of the Code. Any amount treated as a dividend to a corporate stockholder may constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code. Under Section 1059 of the Code, a corporate stockholder must reduce the tax basis of its stock (but not below zero) by the portion of any "extraordinary dividend" which is deducted under the dividends received deduction and, if such portion exceeds the stockholder's tax basis for the stock, must treat any such excess as additional gain on the subsequent sale or other disposition of such shares. Except as may otherwise be provided in regulations in the case of any redemption of stock which is not pro rata as to all stockholders, any amount treated as a dividend under the rules of Section
302 is treated as an extraordinary dividend regardless of the stockholder's holding period or the amount of the dividend. It is recommended that corporate stockholders consult their own tax advisors particularly as to the application of Section 1059 to the Offer.

     The Depositary will be required to withhold 28% of the gross proceeds paid to a stockholder or other payee pursuant to the Offer unless either (a) the stockholder provides the stockholder's taxpayer identification number and certifies under penalties of perjury that such number is correct; (b) the stockholder certifies that he is awaiting a taxpayer identification number; or
(c) an exception applies under applicable law and regulations. Therefore, unless such an exception exists and is proved in a manner satisfactory to the Company and the Depositary, each tendering stockholder is required to complete and sign the Substitute Form W-9 included in the Letter of Transmittal, so as to provide the information and certification necessary to avoid backup withholding."

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2005
                                    /s/ Anthony J. Miceli
                                        ---------------------------
                                        Anthony J. Miceli
                                        Vice President, Chief Financial
                                        Officer and Secretary